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                              August 17, 2023

       Suresh Guduru
       Chief Executive Officer
       Cartica Acquisition Corp
       1345 Avenue of the Americas, 11th Floor
       New York, NY 10105

                                                        Re: Cartica Acquisition
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-41198

       Dear Suresh Guduru:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note disclosures in your Definitive Proxy Statement filed on June 12, 2023 relating to the potential risks
of your initial business combination being subject to a review by the
                                                        Committee on Foreign
Investment in the United States. Please include corresponding disclosure in future
periodic reports.
 Suresh Guduru
Cartica Acquisition Corp
August 17, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joanna Lam at 202-551-3476 or Craig Arakawa, Branch Chief at 202-
551-3650 with any other questions.



FirstName LastNameSuresh Guduru                           Sincerely,
Comapany NameCartica Acquisition Corp
                                                          Division of
Corporation Finance
August 17, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName